

Mail Stop 7010

June 11, 2007

via mail and facsimile

Mr. Brian Lin
Chief Executive Officer and Principal Financial Officer
China Fire & Security Group, Inc.
South Banbidian Industrial Park
Liqiao Township, Shunyi District
Beijing 101304, People's Republic of China

> **RE:** **China Fire & Security Group, Inc.**
> **Form 10-KSB for the Fiscal Year ended December 31, 2006**
> **Filed April 2, 2007**
> **File No. 000-50491**

Dear Mr. Lin:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 3. Legal Proceedings, page 19

1. We note your disclosure that the outcomes of your litigation claims are not expected to be material. Please be aware that a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell the registrant's securities. In that case, the registrant must either (a) disclose the estimated additional loss or range of loss, that is

reasonably possible, or (b) state that such an estimate cannot be made. Please note that any conclusion as to materiality should take into account the impact that any change in the accrual could have on quarterly or segment earnings.

2. In addition, we note that you have assessed the materiality of your legal proceedings. Expand your assessment of materiality with reference to your financial position, liquidity, and statements of operations in future filings.

Critical Accounting Policies and Estimates, page 23

3. We have reviewed your revenue recognition policy. We note your disclosure that, "when the outcome of a project can be estimated reliably, revenue from the contract is recognized on the percentage of completion method…" Please tell us how many of your current contracts you could not estimate reliably and your revenue recognition policy for these contracts. In addition, in light of the materiality of costs and estimated earnings in excess of billings and billings in excess of costs and estimated earnings line items, please expand your critical accounting policies to disclose your contract accounting more in line with SOP 81-1.

Results of Operations, page 24

The Year Ended December 31, 2006 and 2005, page 25

4. Please expand your discussion of results of operations in future filings to explain in more detail the reasons for fluctuations in your line items year over year. For example, we note the following:
   - You disclose that the increase in revenues is a result of your focused sales efforts and demonstrates continuous demand for your products. Please expand your discussion to explain the specific reasons for the increase in revenue such as quantify how much of your revenue increase is due to new customers compared to additional sales to existing customers.
   - We note your disclosure that cost of revenues increased for the year ended December 31, 2006 as a result of your projects having a higher percentage of costs coming from third parties. Please expand your disclosure to explain why although your costs of revenues increased from a dollar perspective, your cost of revenues decreased as a percentage of revenue.

   These are illustrative examples and are not comprehensive. Please refer to SEC Release 33-8350, *Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations* and revise your discussion throughout to provide greater depth of analysis.

Liquidity and Capital Resources, page 27

5. Please revise your liquidity and cash resources disclosures to discuss the underlying reasons for the changes in the account balances that affected your cash flows for the year. Your disclosure should not merely be a recitation of financial statement balances. For example, in consideration of your disclosure on page 14 that many of your customers are state-owned enterprises, please explain the reason for your increase in your provision for doubtful accounts. In addition, explain the reason for the significant increase in your billings in excess of costs and estimated earnings. Refer to guidance presented in Part IV, Liquidity and Capital Resources of Release No. 33-8350: Interpretation - Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Consolidated Statements of Income and Other Comprehensive Income, page F-4

6. Your disclosures on page 5 discuss that your primary business is to design and install fire protection systems as well as provide integrated fire protection products for your clients. In future filings, please breakout your net sales and revenues from services separately and the related cost of goods sold from cost of services. Refer to paragraphs (b)1-2 of Item 5-03 of Regulation S-X.

7. In future filings, please reclassify your change in fair value of derivative instruments as a component of income from operations. In addition, separately present your items in other incomes, net of other expenses. Refer to Article 5-03 of Regulation S-X.

Balance sheet classifications, page F-10

8. Your disclosure is unclear to us why you include accounts receivables under system contracting projects that may extend beyond one year in current assets. Please advise or in future filings, reclassify these amounts outside of current assets.

Note 12 – Major customers and suppliers

9. Please revise your disclosure to disclose the total amount of revenue from each of your customers that is 10% or more of your total revenue. Refer to paragraph 39 of SFAS 131.

Warranties

10. We note that you design and install fire protection systems and provide integrated fire protection products for your clients. You further disclose on page 10 that in

China, fire safety products and systems must meet certain quality standards and must be certified by the Chinese government. Please tell us and include in your future filings, the nature of any product warranties that you offer to your customers and your considerations of product warranty accruals pursuant to paragraphs 24 through 26 of SFAS 5.

Products

11. We note your disclosure on page 5 that you divide the products you manufacture into three categories according to their function. In future filings, please separately disclose the revenues from external customers for each of your products within your notes to the financial statements. Refer to paragraph 37 of SFAS 131.

Exhibit 31.1 and 31.2

12. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please submit your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Al Pavot, Staff Accountant, at (202) 551-3738, or to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief